Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Harvest Energy Trust (the "Trust") 2100, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4

2.	Date of Material Change

December 22, 2009

3.	News Release

A news release disclosing the nature and substance of the change described in this material change report was issued on December 22, 2009 through the facilities of Marketwire.

4.	Summary of Material Change

On December 22, 2009, KNOC Canada Ltd. (the "Purchaser"), a wholly-owned subsidiary of Korea National Oil Corporation ("KNOC"), acquired all of the issued and outstanding trust units of the Trust ("Units") for cash consideration of Cdn. $10.00 per Unit.

5.	Full Description of Material Change

On December 22, 2009, a previously announced plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement") involving, among others, the Trust, Harvest Operations Corp. ("HOC"), KNOC, the Purchaser and the holders of Units became effective and was completed.

Pursuant to the Arrangement, all of the issued and outstanding Units were acquired by the Purchaser for cash consideration of Cdn. $10.00 per Unit. In addition, all outstanding trust unit rights and unit awards of the Trust were cancelled in exchange for a cash payment equal to, for each trust unit right, the greater of $0.01 and the amount, if any, by which Cdn. $10.00 exceeded the exercise price thereof and, for each unit award, Cdn. $10.00 for each Unit issuable on the exercise of such unit award.

The Units have been delisted from both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE").

The outstanding convertible debentures of the Trust remain listed on the TSX under the symbols HET.DB.B, HET.DB.D, HET.DB.E, HET.DB.F and HTE.DB.G. The 7 7/8% senior notes of HOC also remain outstanding. As completion of the Arrangement constitutes a "change of control" under the indentures pursuant to which the convertible debentures and the senior notes were issued, the Trust and HOC, as applicable, will make offers to purchase all outstanding convertible debentures and senior notes for cash consideration equal to 101% of the principal amount thereof plus accrued and unpaid interest. Such offers will be made on or before January 21, 2010 in accordance with the provisions of the applicable indentures.

Concurrent with closing of the Arrangement HOC repaid approximately $600 million of then existing bank indebtedness and entered into an amended $600 million credit facility with a syndicate of lenders.

Management of the Trust continues to be led by John Zahary, President and Chief Executive Officer of HOC.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact John Zahary, President and Chief Financial Officer of HOC, by telephone at (403) 265-1178.

9.	Date of Report

January 4, 2010.